Exhibit 99.1

ICON Shareholders Vote in Favour of All Resolutions at Its Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 19, 2011--ICON plc advises that all resolutions recommended by the Board at the Annual General Meeting of the Company held on 18 July 2011 were duly passed by shareholders. These resolutions were set out in the Notice of the Annual General Meeting sent to shareholders on 17 June 2011 and are available on the ICON plc website www.iconplc.com.

Ciaran Murray, CFO

ICON plc

About ICON plc

ICON plc (NASDAQ:ICLR) (ISIN:IE0005711209) is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development – from compound selection to Phase I-IV clinical studies. ICON currently employs over 7,800 employees, operating from 77 locations in 39 countries.

Further information is available at www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON plc
Sam Farthing, VP Investor Relations
Tel: 1-888-381-7923 / + 353 –1-291-2000
or
Ciaran Murray Chief Financial Officer
Tel: + 353 –1-291-2000
or
Brendan Brennan, Vice President, Corporate Finance
Tel: + 353 –1-291-2000